
May 31, 2011

Chi Wu
President and Secretary
Plato Star Acquisition Corp. 1
745 E. Valley Blvd. #326
San Gabriel, California 91776

>   **Re: Plato Star Acquisition Corp. 1**
>   **Amendment No. 1 to Form 10-12G**
>   **Filed April 21, 2011**
>   **File No. 000-54177**

Dear Mr. Wu:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>
>   Michael Clampitt
>   Senior Counsel

cc.   (facsimile only)
        David N. Feldman, Esq.
        Richardson & Patel LLP
        (212) 997-4242